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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [x]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The United Kingdom Fund Inc.

3.   Securities and Exchange Commission File No.: 811-05184

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  The United Kingdom Fund Inc.
                  c/o Merrill Lynch Asset Management
                  800 Scudders Mill Road
                  Legal Advisory - 2A
                  Plainsboro, NJ 08536
                  Tel: 609-282-7770

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Philip Welt
                  Davis Polk & Wardwell
                  450 Lexington Avenue
                  New York, New York 10017
                  Tel. No.: 212-450-4730

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

                  The United Kingdom Fund Inc.
                  c/o Merrill Lynch Asset Management
                  800 Scudders Mill Road
                  Plainsboro, NJ 08536
                  Tel: 609-282-7770

     In addition, until September 30, 1999:

                  Bear Stearns Fund Management Inc.
                  575 Lexington Avenue
                  9th Floor
                  New York, New York  10022
                  Attention: Frank Maresca

     With respect to stock ownership and stock transfer records:

                  The Bank of New York
                  101 Barclay Street, 12 West
                  New York, New York  10286
                  Tel: 1-800-432-8224

8.   Classification of fund (check only one):

     [x]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end          [x]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Mercury Asset Management International Ltd.
                  33 King William Street
                  London EC4R 9AS
                  England

                  Mercury Asset Management International Channel Islands Ltd. Forum House
                  Grenville Street
                  St. Helier, Jersey JE4 8RL
                  Channel Islands

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:

                  Not Applicable

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [x]  No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x]  Yes       [ ]  No

          If Yes, state the date on which the board vote took place:

                           January 28, 1999

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x]  Yes       [ ]  No

          If Yes, state the date on which the shareholder vote took :

                           April 14, 1999

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

               On June 18, 1999, the Fund distributed substantially all of its assets.

     (b)  Were the distributions made on the basis of net assets?

          [x]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [x]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes       [x]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]  Yes       [x]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ]  Yes       [x]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

               516 record shareholders
               Approximately 2800 beneficial shareholders

     (b)  Describe the relationship of each remaining shareholder to the fund:

               Each shareholder currently remains a shareholder of the Fund and, after proving her interest in the Fund, will be entitled to the Fund's remaining assets, after the Fund has paid all liabilities, in proportion to the shareholder's share ownership.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [x]  Yes       [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

          In accordance with the Fund's plan of liquidation and dissolution, on June 18, 1999, substantially all of the Fund's assets were distributed to the shareholders of record on April 26, 1999. The Fund has retained a reserve to cover remaining current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover contingent liabilities. After the Fund files its Articles of Dissolution with the State Department of Assessments and Taxation of the State of Maryland and dissolves under Maryland law, the Fund will send liquidating notices to all shareholders requesting them to prove their interests in the Fund, in accordance with Maryland law, and will distribute the remaining assets, in one or more cash payments, to its shareholders who have proved their interests, reserving a share of assets for those shareholders who have not proved their interests and any amount estimated to discharge any remaining liabilities. Not earlier than three years after the date of the liquidating notice, the Fund will make a final distribution of all remaining assets, if any, to those shareholders who have proved their interests. After three years from the date of the liquidating notice, the interest of any shareholder who has not proved her interest is forever barred and foreclosed.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [x]  Yes       [ ]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Investment in Repurchase Agreement .....    $634,771
          Pound Sterling .........................     182,632
          Dividend Receivable ....................      57,946
          Interest Receivable ....................       9,355
          Reclaim Receivable .....................       6,443
                                                      --------
                                             Total    $891,147
                                                      ========

     (b)  Why has the fund retained the remaining assets?

               The Fund has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover any contingent liabilities.

     (c)  Will the remaining assets be invested in securities?

          [X]  Yes       [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [X]  Yes       [ ]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

          As of July 1, 1999, the Fund had the following outstanding liabilities:

               Insurance Fees ....................... $ 45,000
               Legal Fees ...........................   40,913
               Investment Management Fees ...........   19,418
               Directors' Fees and Expenses .........   18,375
               Reports and Notices to Shareholders ..   16,741
               Transfer Agent's Fees and Expenses ...   10,711
               Audit Fees ...........................   10,000
               Administration Fees ..................    7,770
               Custodian's Fees and Expenses ........    4,435

               Miscellaneous Expenses................    3,987
                                                      --------
                                        Total ....... $177,350
                                                      ========

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

               The Fund will use its remaining assets to pay its outstanding liabilities. See the Fund's response to question 20(b).

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:

                    $91,918

          (ii)  Accounting expenses:

                    $1,000

          (iii) Other expenses (list and identify separately):

                Proxy Solicitation..........................     $30,031
                Printing....................................      19,623
                Portfolio Transactions......................       8,424
                Miscellaneous...............................       2,650
                                                                 -------
                                                    Total        $60,728
                                                                 =======

          (iv)  Total expenses (sum of lines (i)-(iii) above):

                    $153,646

     (b)  How were those expenses allocated?

               Liquidation expenses were estimated based upon amounts invoiced in connection with liquidation and dissolution and upon discussions with the Fund's various creditors. These expenses were then deducted from the Fund's net assets.

     (c)  Who paid those expenses?

          The Fund has paid for and will continue to pay for all expenses incurred in connection with its liquidation and dissolution.

     (d)  How did the fund pay for unamortized expenses (if any)?

               Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [x]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes       [x]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [x]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

          Not Applicable

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:  811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The United Kingdom Fund Inc., (ii) he or she is the President of The United Kingdom Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                   Signature:

                                   /s/ Stephen M.M. Miller
                                   ------------------------------
                                   Stephen M.M. Miller, President